February 14, 2006
Mr. Michael Moran
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	CSK Auto Corporation
Form 10-K for the Fiscal year Ended January 30, 2005
Filed May 2, 2005
File No. 1-13927
VIA EDGAR
Dear Mr. Moran:
     I am writing in response to your letter dated January 31, 2006 setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Form 10-K filed on May 2, 2005 (File No. 1-13927, the “Filing”) by CSK Auto Corporation (the “Company”). For your convenience, we have reproduced below the full text of the Staff’s comments together with our response.
Note 13 – Income Taxes, page 69
1.	We note you recognize deferred tax liabilities for anticipated tax audit issues. Please tell us the amount of each individual liability recorded as of each of your two most recent balance sheet dates. Explain the nature and underlying uncertainty surrounding the tax audit issues including why there is sufficient evidence to support a conclusion that it is more likely than not that a deferred tax liability will be sustained with the applicable tax authorities. Also tell us:
•	Your consideration of any historical evidence of former tax audit conclusions with respect to the applicable laws and regulations for these tax uncertainties;
•	If a tax opinion letter from outside counsel, accounting firm or other party was used in your determination. If so, please include a discussion of the merits of each tax position under the applicable tax laws and regulations; and
•	For the purpose of policy, tell us when you consider each uncertainty to be resolved. Include the amounts resolved and upheld or reversed and recognized as a tax benefit in your statements of income for the recent three year period.
Response:
     As of January 30, 2005 and February 1, 2004 (the end of our two most recent fiscal years), we had recognized $2.0 million and $2.9 million of contingencies relating to income tax deductions. We will refer to these amounts as “reserves” for simplicity of discussion but we do not maintain a general tax “reserve” for tax contingencies.
     We recognized these reserves based on our assessment of whether, and the extent to which, additional taxes will be due with respect to disallowance of a specific tax deduction. As stated, we do not maintain general tax reserves.
     We have not disclosed these contingencies in the notes to our consolidated financial statements or management’s discussion and analysis of financial condition and results of operations in our Form 10-K because the matters are not quantitatively or qualitatively material to investors and they were properly reported within deferred taxes. These amounts represent less than 1% of our non-current liabilities and approximately 1% of stockholders equity at both balance sheet dates.
     We reported these reserves as long term deferred tax liabilities in our consolidated balance sheets because the related deductions are included in net operating loss and tax credit carryforwards and an adjustment to these items would result in a reduction of our net operating loss or tax credit carryforward long term deferred tax assets and would not result in current income tax payable. As such, no interest accrual is required, and we do not believe a penalty would apply to any of the filing positions. Once we utilize these net operating losses and credit carryforwards, we intend to reclassify any remaining reserves from our deferred tax liability to a tax contingency reserve outside of deferred taxes.
     As we have a history of net operating losses, we have not been audited by the Internal Revenue Service (“IRS”) and, accordingly, have no historical evidence of former tax audit conclusions with respect to the applicable laws and regulations for these tax uncertainties. In addition, we have not obtained tax opinion letters from outside professional firms regarding these uncertainties.
     The IRS statute of limitations is three years from the filing date of the return in which a net operating loss is utilized. We currently anticipate that the uncertainty regarding the tax audit issues underlying the reserves would lapse during our fiscal 2010 year upon lapse of the statute. However, the actual timing will depend on when our net operating losses and credit carryforwards are actually utilized. Upon lapse of the statute of limitations, change in tax law, or our agreeing to the matter upon audit, we would adjust the reserve accordingly.
     We have neither reversed nor recognized as a benefit any portion of these reserves during our most recent fiscal year. As disclosed in Note 13 to our consolidated financial statements in our most recent Form 10-K, we reversed reserves of $800,000 and $312,000 in the fiscal years ended February 1, 2004 (fiscal 2003) and February 2, 2003 (fiscal 2002), respectively. The fiscal 2003 adjustment related to the tax structure of a transaction that occurred in fiscal 1999 and the reserve reversal followed the expiration of the statute of limitations. The fiscal 2002 adjustment related to our deduction of certain transaction costs that the IRS may assert should be capitalized for tax purposes. We released our reserve for this item because the IRS issued guidance that supported our position on this matter.
     The reserves of $2.0 million and $2.9 million referred to above relate to the following matters:
•	Acquisition Costs. Certain costs associated with a 1996 acquisition of a majority ownership of our stock by an outside investor were paid by us and expensed for tax purposes. There is risk that upon audit by the tax authorities, these costs would be required to be capitalized. Successful assertion of this position would reduce our net operating loss carryforwards. As of January 30, 2005 and February 1, 2004, the amount of the reserve was $0.2 million.
•	Cancellation of Debt. In 1994, a former affiliate of the Company went through a financial restructuring where certain debt was forgiven. Certain tax attributes (i.e., net operating loss carryforwards) of that affiliate were reduced to zero in order to exclude cancellation of debt income from gross income for federal tax purposes. The IRS could assert that the tax attributes should have been reduced on a consolidated basis as opposed to only for the affiliate that experienced the debt forgiveness. Successful assertion of this position would reduce our net operating loss carryforwards. As of January 30, 2005 and February 1, 2004, the amount of the reserve was $1.4 million.
•	Research and Experimentation Credits. An uncertainty exists surrounding the sustainability of research and experimentation credits pertaining to certain internally developed software. These credits have never been utilized on any tax return. As of January 30, 2005 and February 1, 2004, the amount of the reserve was $0.1 million and $0.7 million, respectively. The reserve was reduced by $0.6 million in fiscal 2005 because (i) a portion of the reserve related to the activities of a subsidiary that was sold in fiscal 2005 and left the consolidated group, and (ii) another portion of the reserve related to expiration of certain tax credits before they could be realized. None of this reduction in the reserve affected our income tax expense in fiscal 2005.
•	Valuation of Assets. An uncertainty exists surrounding the valuation (i.e., our tax basis) of assets received in the liquidation of a corporate joint venture. As of January 30, 2005 and February 1, 2004, the amount of the reserve was $0.3 million.
•	Other. The remainder of our reserves at the end of fiscal 2004 covered tax uncertainties surrounding state net operating losses and other small uncertainties. As of February 1, 2004, amounts outstanding were $0.3 million. There was no amount outstanding for these matters as of January 30, 2005.

     As you requested, this letter also constitutes a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please direct them to the undersigned at (602) 631-7688.

Sincerely,
/s/ James B. Riley
James B. Riley
Senior Vice President and Chief Financial Officer

cc:	Randi Val Morrison, CSK Auto Corporation
Richard M. Russo, Gibson, Dunn & Crutcher LLP